Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized but not otherwise defined terms below have the same meaning as ascribed to such terms in the Report for the fiscal year ended December 31, 2023.

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of BitFuFu and Arisz adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). We have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. BitFuFu and Arisz have not had any historical relationship prior to the Business Combination.

The unaudited pro forma condensed combined balance sheet combines the unaudited balance sheet of Arisz as of September 30, 2023, with the audited consolidated balance sheet of BitFuFu as of December 31, 2023, giving effect to the Business Combination as if it had been consummated on the balance sheet date.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the unaudited condensed statement of operations of Arisz for the period ended September 30, 2023 with the audited consolidated statements of comprehensive (loss) income for the year ended December 31, 2023 of BitFuFu, giving effect to the Business Combination as if it had been consummated on October 1, 2022, the earliest period presented.

The audited pro forma condensed combined balance sheet was derived from and should be read in conjunction with the following historical financial statements:

●	BitFuFu’s audited consolidated balance sheet as of December 31, 2023, as included elsewhere in this Report; and

●	Arisz’s audited balance sheet as of September 30, 2023, as included elsewhere in this Report.

The audited pro forma condensed combined statement of operations for the year ended December 31, 2023, has been prepared using the following:

●	BitFuFu’s historical audited consolidated statement of comprehensive (loss) income for the year ended December 31, 2023, as included elsewhere in this Report; and

●	Arisz’s audited statement of operations of Arisz for the year ended September 30, 2023, as included elsewhere in this Report.

The unaudited pro forma condensed combined financial information should be read in conjunction with BitFuFu’s and Arisz’s financial statements and related notes included elsewhere in and “Item 5. Operating and Financial Review and Prospects” of this Report.

Description of the Business Combination

On February 29, 2024, BitFuFu consummated the previously announced business combination with Arisz, pursuant to (1) the Merger Agreement, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, (2) the joinder agreement by and among BitFuFu Inc., Finfront, Merger Sub and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among BitFuFu Inc., Finfront, Merger Sub and Arisz, dated December 20, 2023. Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024, (i) Arisz merged with and into BitFuFu Inc., with BitFuFu Inc. surviving the Redomestication Merger as a publicly traded entity; and (ii) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront, with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of BitFuFu Inc.

In consideration of the Acquisition Merger, the expected beneficial ownership of BitFuFu Ordinary Shares following the consummation of the Business Combination (post-Business Combination), has been determined based upon the following: (i) the issuance of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares to the shareholders of BitFuFu Inc., (ii) the conversion of each share of Arisz Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued Class A Ordinary Share, (iii) the conversion of each Arisz Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one Class A Ordinary Share, (iv) the issuance of 7,400,000 Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 Class A Ordinary Shares to Chardan, (vi) the issuance of 1,010,000 Class A Ordinary Shares to Aqua (including the transfer of 260,000 Class A Ordinary Shares to Aqua from Sponsor), (vii) the issuance of 200,000 Class A Ordinary Shares pursuant to the Backstop Agreement, (viii) Sponsor has transferred 204,348 Class A Ordinary Shares to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu, pursuant to the ET Stock Purchase Agreements, (ix) redemption of 777,050 shares of Arisz Common Stock (approximately at $11.14 per share totaled $8.7 million) in connection with the stockholders’ vote at the annual meeting of stockholders held by Arisz on February 5, 2024, and (x) redemption of 2,282,657 shares of Arisz Common Stock (approximately at $11.14 per share totaled $25.4 million) in connection with the Business Combination.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, Arisz will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of BitFuFu having a majority of the voting power of the post-combination company (BitFuFu Inc.), BitFuFu senior management comprising all of the senior management of the post-combination company, the relative size of BitFuFu compared to Arisz, and BitFuFu operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of BitFuFu issuing stock for the net assets of Arisz, accompanied by a recapitalization. The net assets of Arisz will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BitFuFu.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience.

The unaudited pro forma condensed combined financial information has been prepared based on the actual redemption into cash of the shares of Arisz Common Stock.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are (i) the issuance of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares to the shareholders of Finfront, (ii) the conversion of each share of Arisz Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued Class A Ordinary Share, (iii) the conversion of each Arisz Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one Class A Ordinary Share, (iv) the issuance of 7,400,000 Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 Class A Ordinary Shares to Chardan, (vi) the issuance of 1,010,000 Class A Ordinary Shares to Aqua (including the transfer of 260,000 Class A Ordinary Shares to Aqua from Arisz initial shareholders), (vii) the issuance of 200,000 Class A Ordinary Shares pursuant to the Backstop Agreement in connection with the Merger Agreement, (viii) Sponsor has transferred 204,348 shares pursuant to the ET Stock Purchase Agreements, (ix) redemption of 777,050 shares of Common Stock (approximately at $11.14 per share totaled $8.7 million) in connection with the stockholders’ vote at the Annual Meeting of Stockholders on February 5, 2024, and (x) redemption of 2,282,657 shares of Common Stock (approximately at $11.14 per share totaled $25.4 million) in connection with the Business Combination.

As a result of the Business Combination and immediately following the closing of the Business Combination, former shareholders of BitFuFu own approximately 92.1% of the outstanding Ordinary Shares of BitFuFu Inc., and the former shareholders of Arisz own approximately 1.4% of the outstanding Ordinary Shares of BitFuFu Inc. (not giving effect to any shares issuable to them upon the exercise of warrants and the unit purchase option).

PRO FORMA COMBINED CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 2023
(UNAUDITED)

	(A)	(B)		Scenario Actual Redemptions into Cash
Account	Arisz	BitFuFu	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets
Cash and cash equivalents	215,059	32,004,995	32,220,054	22,327	(1)	93,818,790
				(2,912,351)	(2)
				(8,711,240)	(3)
				74,000,000	(5)
				(1,250,000)	(7)
				450,000	(8)
Digital assets	-	43,978,454	43,978,454	-		43,978,454
Accounts receivable, net	-	3,838,433	3,838,433	-		3,838,433
Amount due from a related party	-	37,730	37,730	-		37,730
Prepayments	-	39,566,121	39,566,121	(2,672,441)	(7)	34,063,680
				(2,830,000)	(8)
Other current assets	-	1,843,266	1,843,266	-		1,843,266
Prepaid expenses	21,896	-	21,896	-		21,896
Total current assets	236,955	121,268,999	121,505,954	56,096,295		177,602,249

Equipment, net	-	81,856,915	81,856,915	-		81,856,915
Deferred tax asset, net	-	4,224,217	4,224,217	-		4,224,217
Deposits	-	2,682,520	2,682,520	-		2,682,520
Investments held in Trust Account	34,107,463	-	34,107,463	(22,327)	(1)	-
				(34,085,136)	(6)
Total non-current assets	34,107,463	88,763,652	122,871,115	(34,107,463)		88,763,652
Total assets	34,344,418	210,032,651	244,377,069	21,988,832		266,365,901

Liabilities
Accounts payable	324,851	805,956	1,130,807	(324,851)	(2)	805,956
Contract liabilities	-	47,724,600	47,724,600	-		47,724,600
Promissory note – BitFuFu	2,380,000	-	2,380,000	(2,380,000)	(8)	-
Interest payable	51,229	-	51,229	(51,229)	(8)	-
Taxes payable	574,314	2,232,728	2,807,042	-		2,807,042
Accrued expenses and other payables	-	5,367,798	5,367,798	(1,250,000)	(7)	4,117,798
Amount due to a related party	-	30,228,914	30,228,914	-		30,228,914
Total current liabilities	3,330,394	86,359,996	89,690,390	(4,006,080)		85,684,310

Deferred underwriting fee payable	2,587,500	-	2,587,500	(2,587,500)	(2)	-
Long-term payables	-	102,435,202	102,435,202	-		102,435,202
Deferred tax liabilities, net	-	3,903,780	3,903,780	-		3,903,780
Total non-current liabilities	2,587,500	106,338,982	108,926,482	(2,587,500)		106,338,982
Total Liabilities	5,917,894	192,698,978	198,616,872	(6,593,580)		192,023,292

Common stock subject to possible redemption,3,154,365 shares at conversion value of $10.81 per share	34,107,463	-	34,107,463	(34,085,136)	(6)	-
				(22,327)	(4)

Equity：

Common Stock	200	15,000	15,200	740	(5)	15,940.00

Treasury shares (204,348 acquired as of December 31, 2023 and 2022)	-	(2,000,000)	(2,000,000)	-		(2,000,000)
Additional paid-in capital	-	1,547,500	1,547,500	22,327	(4)	64,236,635
				73,999,260	(5)
				(8,711,240)	(3)
				(2,672,441)	(7)
				51,229	(8)
Retained earnings	(5,681,139)	17,771,173	12,090,034			12,090,034
Total Equity	(5,680,939)	17,333,673	11,652,734	62,689,875		74,342,609
Total liabilities and equity	34,344,418	210,032,651	244,377,069	21,988,832		266,365,901

(A)	Derived from Arisz’s audited balance sheets of September 30, 2023

(B)	Derived from BitFuFu’s audited consolidated balance sheet as of December 31, 2023
(1)	Reflects the release of cash from marketable securities held in the Trust Account.

(2)	Reflects the payments of Arisz’s accounts payable and deferred underwriting fee payable. Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer.
(3)	Reflect the transaction fees of $8.7 million represents transaction costs expected to be incurred by Arisz and BitFuFu, for legal, Merger & Acquisition consulting fee, accounting, advisory, and printing fees incurred as part of the Business Combination. None of these fees has been incurred as of the pro forma balance sheet date. The estimated transaction costs exclude the deferred underwriting commissions included in (2) above.
(4)	Reflect the actual Arisz shares redemption: Shareholders who did not exercise their redemption rights, amounting to $22,327 would be transferred to permanent equity based on a consummation of the Business Combination on December 31, 2023.
(5)	To reflect the issuance of Class A Ordinary Shares in connection with the merger for the PIPE Investors.
(6)	Reflect the redemption of 777,050 shares at redemption value of $11.14 per share on February 5, 2024 and the redemption of 2,282,657 shares at redemption value of $11.14 per share on February 26, 2024

(7)	Reflects the transaction fees incurred by BitFuFu on the Balance Sheet, for legal, Merger & Acquisition related expenses incurred as part of the Business Combination. These fees have been recorded as of the pro forma balance sheet date.
(8)	Reflects intercompany transactions that need to be eliminated. The promissory note and related interest payable recorded on the Arisz balance sheet are used to pay for merger and acquisition delayed fee. BitFuFu classified those promissory notes as prepayment (Due to timing difference, there is a $450,000 delayed fee that is not on Arisz's September 30, 2023 balance sheet but it was presented on the BitFuFu’s December 31, 2023 record and adjusted accordingly.)

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
Year ENDED DECEMBER 31, 2023
(UNAUDITED)

	(A)	(B)	Scenario Actual Redemptions
Account	Arisz	BitFuFu	Transaction Accounting Adjustments	Note	Pro Forma Combined
Total revenues	-	284,106,012	-		284,106,012
Cost of revenue – depreciation and amortization	-	24,455,274	-		24,455,274
Cost of revenue - incurred to a related party	-	166,540,600	-		166,540,600
Cost of revenues - incurred to third parties	-	80,397,259	-		80,397,259
Gross profit	-	12,712,879	-		12,712,879

Sales and marketing expenses	-	(1,863,093)	-		(1,863,093)
General and administrative expenses	(585,514)	(3,681,753)	281,827	(1)	(3,985,440)
Research and development expenses	-	(1,741,078)	-		(1,741,078)
Credit loss provision for receivables	-	(99,755)	-		(99,755)
Impairment loss on digital assets	-	(6,986,921)	-		(6,986,921)
Realized gain on sales of digital assets	-	18,231,133	-		18,231,133
Francise tax expenses	(40,000)	-	-		(40,000)
Total operating expenses, net	(625,514)	3,858,533	281,827		3,514,846

Operating profit/(loss)	(625,514)	16,571,412	281,827		16,227,725
Interest expense	(51,229)	(5,535,595)	51,229	(4)	(5,535,595)
Interest income	2,386,358	1,054,968	(2,386,358)	(2)	1,003,739
			(51,229)	(4)
Other income, net	-	586,961	-		586,961
Income before income taxes	1,709,615	12,677,746	(2,104,531)		12,282,830
Income tax expense/(Benefit)	(492,735)	(2,183,284)	(526,133)	(3)	(3,202,152)
Net income and total comprehensive income	1,216,880	10,494,462	(2,630,664)		9,080,678

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,432,532		155,468,347	(5)	162,902,268
Basic and diluted net income per share, common stock subject to possible redemption	0.36
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	(0.36)

(A)	Derived from Arisz’s audited condensed statement of operations of Arisz for the year ended September 30, 2023.
(B)	Derived from BitFuFu’s historical unaudited consolidated statements of comprehensive income for the year ended December 31, 2023.
(1)	Represents an adjustment to eliminate direct, incremental costs of the Business Combination which are reflected in the historical financial statements of BitFuFu and Arisz in the amount of $156,190 and $125,637 respectively for the year ended December 31, 2023 and for the year ended September 30, 2023 respectively.

(2)	Represents an adjustment to eliminate interest income related to cash, cash equivalents and marketable securities held in the Trust Account.
(3)	To record the tax effect of the pro forma adjustments applied at BitFuFu’s normalized blended statutory income tax rate of 25.0%.
(4)	To eliminate intercompany transactions. Interest expense paid by Arisz on the promissory note given by BitFuFu is an intercompany transaction and therefore needs to be eliminated.
(5)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the business combination occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period

Upon closing of the Business Combination, Arisz public stockholders were offered the opportunity to redeem Arisz Common Stock held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The actual ownership table reflect the redemption of 777,050 shares of Arisz Common Stock (approximately at $11.14 per share totaled $8.7 million) in connection with the stockholders’ vote at the Annual Meeting of Stockholders on February 5, 2024, and redemption of 2,282,657 shares of Arisz Common Stock (approximately at $11.14 per share totaled $25.4 million) in connection with the Business Combination.

The following summarizes the number of Ordinary Shares outstanding at the Closing Date:

Actual Ownership
Weighted average shares calculation, basic and diluted
Arisz Common Stock	94,658
Arisz Private Placement Shares	276,389
Arisz Common Stock held by Insider (founders/Sponsor initial share) and transferees	1,260,652
Arisz Rights held by public stockholders	345,000
Arisz Common Stocks underlying Arisz Rights included as part of the Private Placement	13,819
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as deferred underwriting compensation	51,750
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as Arisz’s M&A Consultant	2,250,000
Class A Ordinary Shares issued to Aqua Pursuit International Limited as BitFuFu’s M&A Consultant	1,010,000
Class A Ordinary Shares issued to PIPE Investors	7,400,000
Ordinary Shares issued to shareholders of BitFuFu in Business Combination	150,000,000
Shares issued pursuant to the Backstop Agreement	200,000
Shares transferred from Arisz Sponsor to BitFuFu and its subsidiaries	204,348
Weighted average shares outstanding	163,106,616
Weighted average shares outstanding for EPS calculation	162,902,268
Percent of shares owned by former BitFuFu shareholders and BitFuFu subsidiaries	92.1%
Percent of shares owned by former Arisz shareholders	1.4%
Percent of shares owned by PIPE Investors	4.5%
Percent of shares owned by Chardan MA Advisor	1.4%
Percent of shares owned by Aqua MA Advisor	0.6%
100.00%

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for Arisz and BitFuFu, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date:

The net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares and any redemption of shares in connection with the Business Combination, assuming the shares were outstanding since December 31, 2023.

This information is only a summary and be read in conjunction with the historical financial statements of Arisz and BitFuFu and related notes that are included elsewhere in this Report. The unaudited pro forma combined per share information of Arisz and BitFuFu is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this Report.

The unaudited pro forma combined income(loss) per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Arisz and BitFuFu would have been had the companies been combined during the period presented.

December 31, 2023	BitFuFu	Arisz	Pro Forma Combined
Net income and total comprehensive income	10,494,462	1,216,880	9,080,678
shareholder’s equity	17,333,673	(5,680,939)	74,342,609
Book value per share – basic and diluted	0.12	(0.76)	0.46
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	150,000,000	5,432,532	162,902,268
Basic and diluted net income per share, common stock subject to possible redemption	NA	0.36	0.056
Basic and diluted weighted average shares outstanding, non-redeemable common stock	NA	2,001,389	NA
Basic and diluted net loss per share, non-redeemable common stock	NA	(0.36)	NA

(1)	Book value per share = total equity/common shares outstanding